UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly Held Company

MATERIAL FACT

Nomination of new members for the Board of Directors

Oi S.A. –In Judicial Reorganization (“Company”), pursuant to Article 157, paragraph 4, of Law No. 6,404/76 (the “Brazilian Corporation Law”) and CVM Instruction No. 358/02, informs its shareholders and the market in general that, in conformity with Article 150 of the Brazilian Corporation Law, the Board of Directors of the Company, in a meeting authorized by the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro, held on this date, nominated the following individuals to hold the vacant positions for members and alternate members of the Board of Directors: as members, Messrs. Demian Fiocca and  Hélio Calixto da Costa; and as alternate members, Messrs. Pedro Grossi Junior, Nelson de Queiroz Sequeiros Tanure, Blener Braga Cardoso Mayhew, Luís Manuel da Costa de Sousa de Macedo, Nelson Sequeiros Rodriguez Tanure and José Manuel Melo da Silva. As a result of these nominations, Oi’s Board of Directors will have the following composition:

Member	Alternate Member
José Mauro M. Carneiro da Cunha (Chairman)	--
Ricardo Reisen de Pinho	Pedro Grossi Junior
Marcos Duarte Santos	Nelson de Queiroz Sequeiros Tanure
Demian Fiocca	Blener Braga Cardoso Mayhew
Thomas C. Azevedo Reichenheim	Sergio Bernstein
Rafael Luís Mora Funes	João do Passo Vicente Ribeiro
João Manuel Pisco de Castro	Luís Manuel da Costa de Sousa de Macedo
Luís Maria Viana Palha da Silva	Maria do Rosário A. Pinto Correia
André Cardoso de Menezes Navarro	Nuno Rocha dos Santos de Almeida e Vasconcellos
Hélio Calixto da Costa	Nelson Sequeiros Rodriguez Tanure
Pedro Zañartu Gubert Morais Leitão	José Manuel Melo da Silva

The nomination of such members will be submitted to the shareholders for ratification in the first general shareholders’ meeting that may be timely called, pursuant to the Brazilian Corporation Law.

The Company clarifies, furthermore, that it will submit to the National Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL) a request for prior approval for the nomination of the new members of the Board of Directors, pursuant to the Regulation for the Assessment and Transfer of Control in Telecommunications Service Providers, approved by Resolution No. 101/99.

Rio de Janeiro, September 14, 2016.

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Executive Officer